Exhibit 21

SUBSIDIARIES OF CONAGRA BRANDS, INC.
Conagra Brands, Inc. is the parent corporation owning, directly or indirectly, 100% of the voting securities of the following subsidiaries principally engaged in the production and distribution of food products as of May 26, 2019:

Subsidiary	Jurisdiction of Formation
Angie's Artisan Treats, LLC	Delaware
Birds Eye Foods LLC	Delaware
Boulder Brands USA, Inc.	Delaware
ConAgra Foods AM Holding S.a.r.l.	Luxembourg
ConAgra Foods Canada, Inc. / Aliments ConAgra Canada, Inc.	Canada
ConAgra Foods Enterprise Services, Inc.	Delaware
ConAgra Foods Packaged Foods, LLC	Delaware
ConAgra Foods RDM, Inc.	Delaware
ConAgra Foods Sales, LLC	Delaware
ConAgra Funding, LLC	Delaware
Kennedy Endeavors, Incorporated	Washington
Pinnacle Foods Group LLC	Delaware

The corporations listed above are included in the consolidated financial statements, which are a part of this report.